Exhibit 99.1

Salix Contact:	Adam C. Derbyshire Executive Vice President and Chief Financial Officer 919-862-1000	G. Michael Freeman Associate Vice President, Investor Relations and Corporate Communications 919-862-1000

Salix Submits Response to XIFAXAN® 550mg Complete

Response Letter Regarding Repeat Treatment for Irritable Bowel

Syndrome with Diarrhea

RALEIGH, NC, September 2, 2014 – Salix Pharmaceuticals, Ltd. (NASDAQ:SLXP) announced today that on August 29, 2014, it submitted its response to the March 7, 2011, Food and Drug Administration (FDA) Complete Response Letter (CRL) regarding the Company’s supplemental New Drug Application (sNDA) for XIFAXAN® 550 mg tablets for the proposed indication of the treatment of irritable bowel syndrome with diarrhea or IBS-D. Upon receipt of Salix’s response, the FDA will have six months to issue a response.

“We are pleased that the outcome of TARGET 3 provides both prospective controlled data to support the efficacy and safety of repeat treatment with rifaximin,” stated Bill Forbes, PharmD, Executive Vice President, Medical, Research and Development and Chief Development Officer, Salix. “Beyond corroborating the efficacy and safety results of TARGET 1 and TARGET 2, the results of TARGET 3 provide important microbiome as well as culture and susceptibility results that provide additional support of the safety of repeat treatment with rifaximin. These compelling data should provide adequate information for the basis of the product labeling used to guide patients and their health care providers on how to safely and most effectively administer repeat treatment of rifaximin in patients with recurrence in their symptoms of IBS-D. We look forward to continuing our collaborative discussion with the FDA with our response in this submission.”

During its original review of Salix’s sNDA, the FDA determined it is important in a chronic condition such as IBS to have information about how a product that is intended for short course administration in order to confer prolonged benefit should be administered beyond the first cycle of use once symptoms reappear. In addition, the FDA determined that patients and their health care providers should have information on the safety and effectiveness of this retreatment. The FDA conveyed this information to Salix in a March 7, 2011, CRL. Over the past three and one-half years, Salix and the FDA worked collaboratively to develop a study protocol (TARGET 3) intended to collect prospective controlled data to support repeat treatment with rifaximin in order to obtain adequate information for product labeling to guide patients and their health care providers on how to safely and most effectively administer repeat treatment of rifaximin in patients with IBS. This collaboration with the FDA also included a publicly held meeting with the Gastrointestinal Drugs Advisory Committee on November 16, 2011.

TARGET 3 – DESIGN

In February 2012 Salix initiated TARGET 3 – a Phase 3 study to evaluate the efficacy and safety of repeat treatment with rifaximin 550 mg TID (three times daily) for 14 days in subjects with IBS-D who responded to an initial treatment course with rifaximin 550 mg TID for 14 days. The study screened subjects with IBS-D, treated them with rifaximin and followed those that responded to this initial course of therapy until their symptoms recurred, at which time they underwent double-blind randomization to either another course of rifaximin 550 mg TID for 14 days or matching placebo. Additionally, subjects continued to be followed to assess durability of their response and underwent an additional course of previously-assigned double-blind therapy. TARGET 3’s primary endpoint was the proportion of subjects who responded to repeat treatment in both IBS-related abdominal pain and stool consistency during the 4 week treatment-free follow-up period (Primary Evaluation Period, or PEP) in the Double Blind Repeat (or DBR) Treatment Phase as compared to the placebo treated group. Safety assessments included evaluation for resistance and changes in the gut microbiome. Enrollment in the double blind portion of TARGET 3 was completed in January 2014. TARGET 3 randomized 636 subjects (adults with IBS-D) into the double blind retreatment phase of the study.

TARGET 3 – RESULTS

Primary Endpoint

On July 1, 2014, Salix reported a statistically significant greater proportion of rifaximin treated subjects (as compared to placebo) responded to repeat treatment as assessed by the composite primary endpoint of IBS-related abdominal pain and stool consistency during the 4 week treatment-free follow-up period (Primary Evaluation Period, or PEP) in the Double Blind Repeat Treatment Phase.

Key Secondary Endpoints

On August 11, 2014, Salix reported a statistically significant greater proportion of rifaximin treated subjects (as compared to placebo) experienced relief of symptoms during the Primary Evaluation Period (PEP) in the first repeat treatment phase and the avoidance of subsequent symptom recurrence (in subjects with symptom relief) during the: Double-Blind Phase of the Study (Key Secondary Efficacy Endpoint Number 1: Response type – durable and maintained) and the First Double-Blind Repeat Treatment and follow-up (Key Secondary Efficacy Endpoint Number 2: Response type – durable).

Safety Data

On August 11, 2014, Salix reported topline results from the analysis of the effects of rifaximin on the microbiome, culture and susceptibility on the gut microbiota. The analysis revealed no disturbance of fecal microbiota in subjects taking repeat courses of rifaximin as compared to subjects taking a single course of rifaximin followed by placebo for the remainder of the trial. Additionally, results of the culture and susceptibility testing demonstrated no evidence of cross-resistance to non-rifamycin antibiotics in isolates grown from either stool or skin swab cultures. Importantly, repeat treatment courses of rifaximin do not appear to predispose patients to the emergence of potentially pathogenic bacteria in the stool or on the skin.

About XIFAXAN 550 mg

Indication:

XIFAXAN® (rifaximin) 550 mg tablets are indicated for reduction in risk of overt hepatic encephalopathy (HE) recurrence in patients ≥ 18 years of age.

Important Safety Information about XIFAXAN 550 mg

XIFAXAN® (rifaximin) 550 mg tablets are contraindicated in patients with a hypersensitivity to rifaximin, any of the rifamycin antimicrobial agents, or any of the components in XIFAXAN. Hypersensitivity reactions have included exfoliative dermatitis, angioneurotic edema, and anaphylaxis.

Clostridium difficile-associated diarrhea (CDAD) has been reported with use of nearly all antibacterial agents, including XIFAXAN, and may range in severity from mild diarrhea to fatal colitis. Treatment with antibacterial agents alters the normal flora of the colon which may lead to overgrowth of C. difficile. If CDAD is suspected or confirmed, ongoing antibiotic use not directed against C. difficile may need to be discontinued.

There is increased systemic exposure in patients with more severe hepatic dysfunction. The clinical trials were limited to patients with MELD scores < 25. Therefore, caution should be exercised when administering XIFAXAN to patients with severe hepatic impairment (Child-Pugh C).

Concomitant administration of drugs that are P-glycoprotein (P-gp) inhibitors with XIFAXAN can substantially increase the systemic exposure to XIFAXAN. Caution should be exercised when concomitant use of XIFAXAN and a P-gp inhibitor such as cyclosporine is needed. In patients with hepatic impairment, a potential additive effect of reduced metabolism and concomitant P-gp inhibitors may further increase the systemic exposure to XIFAXAN.

Based on animal data, XIFAXAN may cause fetal harm. Discontinue in nursing mothers after taking into account the importance of the drug to the mother.

The most common adverse reactions occurring in ≥ 10% of patients and at a higher incidence than placebo in the clinical study were peripheral edema (15%), nausea (14%), dizziness (13%), fatigue (12%), and ascites (11%).

Xifaxan 550 mg is licensed by Alfa Wassermann S.p.A. to Salix Pharmaceuticals, Inc.

Please see complete Prescribing Information for XIFAXAN.

About Salix

Salix Pharmaceuticals, Ltd., headquartered in Raleigh, North Carolina, develops and markets prescription pharmaceutical products and medical devices for the prevention and treatment of gastrointestinal diseases. Salix’s strategy is to in-license late-stage or marketed proprietary therapeutic products, complete any required development and regulatory submission of these products, and commercialize them through the Company’s 500-member specialty sales force.

Salix markets XIFAXAN® (rifaximin) tablets 200 mg and 550 mg, MOVIPREP® (PEG 3350, sodium sulfate, sodium chloride, potassium chloride, sodium ascorbate and ascorbic acid for oral solution, 100 g/7.5 g/2.691 g/1.015 g/5.9 g/4.7 g), OSMOPREP®(sodium phosphate monobasic monohydrate, USP, and sodium phosphate dibasic anhydrous, USP) Tablets, APRISO® (mesalamine) extended-release capsules 0.375 g, UCERIS® (budesonide) extended release tablets, for oral use, GIAZO® (balsalazide disodium) tablets, COLAZAL® (balsalazide disodium) Capsules, GLUMETZA® (metformin hydrochloride extended-release tablets) 500 mg and 1000 mg, ZEGERID® (omeprazole/sodium bicarbonate) Powder for Oral Suspension, ZEGERID® (omeprazole/sodium bicarbonate) Capsules, METOZOLV® ODT (metoclopramide hydrochloride), RELISTOR® (methylnaltrexone bromide) Subcutaneous Injection, FULYZAQ® (crofelemer) delayed-release tablets, SOLESTA®, DEFLUX®, PEPCID® (famotidine) for Oral Suspension, DIURIL® (chlorothiazide) Oral Suspension, AZASAN® (azathioprine) Tablets, USP, 75/100 mg, ANUSOL-HC® 2.5% (Hydrocortisone Cream, USP), ANUSOL-HC®25 mg Suppository (Hydrocortisone Acetate), PROCTOCORT® Cream (Hydrocortisone Cream, USP) 1% and PROCTOCORT® Suppository (Hydrocortisone Acetate Rectal Suppositories) 30 mg, CYCLOSET®(bromocriptine mesylate) tablets, FENOGLIDE® (fenofibrate) tablets. UCERIS (budesonide) rectal foam, RELISTOR®, encapsulated bowel preparation and rifaximin for additional indications are under development.

For full prescribing information and important safety information on Salix products, including BOXED WARNINGS for OSMOPREP, AZASAN, GLUMETZA and METOZOLV, please visit www.salix.com where the Company promptly posts press releases, SEC filings and other important information or contact the Company at 919 862-1000.

Salix trades on the NASDAQ Global Select Market under the ticker symbol “SLXP”.

For more information, please visit our website at www.salix.com or contact Salix at 919-862-1000. Follow us on Twitter (@SalixPharma) and Facebook (www.facebook.com/SalixPharma). Information on our Twitter feed, Facebook page and website is not incorporated in our filings with the SEC.

Salix Disclosure Notice

As previously announced on July 8, 2014, Salix, Cosmo Pharmaceuticals S.p.A. and Irish domiciled Cosmo Technologies Limited entered into an Agreement and Plan of Merger and Reorganization, pursuant to which a subsidiary of Cosmo Technologies Limited will merge with and into Salix, with Salix as the surviving entity, and Salix will become an indirect, wholly-owned subsidiary of Cosmo Technologies Limited, which will change its name to Salix Pharmaceuticals, plc.

Please Note: The statements provided herein that are not historical facts are or might constitute projections and other forward-looking statements regarding future events. Although we believe the expectations reflected in such forward-looking statements are based on reasonable assumptions, our expectations might not be attained. Forward-looking statements are just predictions and are subject to known and unknown risks and uncertainties that could cause actual events or results to differ materially from expected results. Factors that could cause actual events or results to differ materially from those described herein include, among others: uncertainty regarding the Food and Drug Administration’s review of and response to the Company’s response to the Food and Drug Administration’s complete response letter regarding the Company’s supplemental New Drug Application for XIFAXAN (rifaximin) 550 mg tablets, including the risk that XIFAXAN will not be approved for sale or, if approved, will not be commercially successful; uncertainties as to the ability to successfully complete the proposed Cosmo transaction in accordance with its terms and in accordance with the expected schedule; the possibility that competing offers will be made; the possibility that various closing conditions for the proposed Cosmo transaction may not be satisfied or waived, including that a governmental entity may prohibit or refuse to grant any approval required for the consummation of the proposed transaction; the unpredictability of the duration and results of regulatory review of New Drug Applications, Biologics License Agreements, and Investigational NDAs; generic and other competition in an increasingly global industry; litigation and the possible impairment of, or inability to obtain, intellectual property rights and the costs of obtaining such rights from third parties in an increasingly global industry; the cost, timing and results of clinical trials and other development activities involving pharmaceutical products; post-marketing approval regulation, including the ongoing Department of Justice investigation of Salix’s marketing practices; market acceptance for approved products; revenue recognition and other critical accounting policies; the need to acquire new products; changes in tax laws or interpretations thereof; general economic and business conditions; and other factors. Readers are cautioned not to place undue reliance on the forward-looking statements included herein, which speak only as of the date hereof. Salix does not undertake to update any of these statements in light of new information or future events, except as required by law. The reader is referred to the documents that Salix files from time to time with the SEC.